EXHIBIT 99.1

mCloud and Mercedes-Benz Grand Prix Expand AssetCare® Sustainability Implementation at Brackley, Home of the Mercedes-AMG PETRONAS Formula One® Team

Next phase expands multi-year AssetCare agreement to connect and manage next wave of energy-intensive facilities and assets, creating and sustaining new efficiencies across iconic 650,000 square foot campus

SAN FRANCISCO, Feb. 22, 2023 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets today announced it has commenced the next phase of its AssetCare implementation with Mercedes-Benz Grand Prix Limited ("Mercedes-Benz Grand Prix") at Brackley, UK – the home of the Mercedes-AMG PETRONAS Formula One Team.

On July 13, 2022, mCloud announced it had signed an initial commercial AssetCare agreement to cloud connect the 650,000 square foot campus and drive new energy efficiencies, reductions in CO2e emissions, and improvements to indoor air quality. The results gleaned from this first phase of implementation identified a multitude of further opportunities for major energy efficiency and sustainability gains at Brackley.

This next phase expands the multi-year scope of the commercial arrangement and took effect on February 21, 2023. In this next phase, mCloud brings the full suite of AssetCare's capabilities to bear in support of the Mercedes-Benz Grand Prix vision of making Brackley one of the world's most sustainable campuses in sport.

The expanded scope of the AssetCare agreement leverages the Company's AI and analytics capabilities to continuously optimize and manage energy-intensive facilities and assets operated onsite, including HVAC systems and chillers along with the full campus portfolio of industrial assets. The implementation roadmap also includes connectivity and optimization of new planned constructions at Brackley and extended EV charging capabilities.

mCloud indicated the expanded scope substantially increases the significance of Mercedes-Benz Grand Prix as a multi-year AssetCare customer of the Company under standard terms.

On the next phase of implementation, Russ McMeekin, mCloud President and CEO said:

"Our relationship with Mercedes-Benz Grand Prix has grown since we began our implementation of AssetCare at Brackley last year. We are proud of the role mCloud is playing in enabling Mercedes-Benz Grand Prix to use data and analytics to drive their continued leadership in sustainability in the same way they use data and analytics to chase championships on track. The entire mCloud team looks forward to the joint roadmap we have with the support of their executive leadership to partner in realizing their sustainability objectives ahead. The close working relationship we have with Mercedes-Benz Grand Prix will power new technology developments that will be the foundation for many of mCloud's sustainability capabilities going forward."

Toto Wolff, CEO of Mercedes-Benz Grand Prix said:

"As an organization, we have set ourselves extremely challenging targets including the strategic ambition to become the world's most sustainable professional sports team. This goal means that we must embed environmental sustainability in every decision we make and action we take. Through mCloud's AssetCare we have already, through the first phase of implementation, identified new energy efficiencies, improvements to indoor air quality, and reductions in our CO2 emissions. We are excited to begin the next phase of implementation and know that Russ and his team at mCloud will enable us to deliver further energy-saving solutions to reduce our consumption."

mCloud's role in optimizing the Brackley campus was highlighted in an August 2022 Sustainability Report published by Mercedes-Benz Grand Prix. See https://www.mercedesamgf1.com/en/corporate-social-responsibility/ to download the report and learn more.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare® solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific.  mCloud's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein includes information related to the AssetCare implementation roadmap at Brackley with Mercedes-Benz Grand Prix.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Brackley, UK – the home of the Mercedes-AMG PETRONAS Formula One Team (CNW Group/mCloud Technologies Corp.)

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SOURCE mCloud Technologies Corp.

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For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 22-FEB-23